Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Mountain Province announces take-up of 93.3% of the shares of Camphor
    Ventures and the extension of take-over bid offer

    /NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE
    SERVICES/

    Shares Issued and Outstanding: 55,670,715
    TSX: MPV
    AMEX: MDM

    TORONTO and NEW YORK, March 30 /CNW/ - Mountain Province Diamonds Inc
(TSX: MPV, AMEX: MDM) (the "Company") announced today that, as at the end of day, it will take-up all common shares of Camphor Ventures Inc. ("Camphor
Ventures") that have been tendered to date to its offer (the "Offer") to purchase all of the outstanding common shares, options or warrants of Camphor
Ventures (collectively, the "Camphor Securities"). The take-up of the Camphor
Common Shares that have been tendered to date will result in the Company owning approximately 13,884,500 common shares, representing approximately
93.3% of the Camphor Ventures shares outstanding on a non-diluted basis.
    Mountain Province also announced that it has elected to extend the Offer to acquire all of the outstanding Camphor Securities on the basis of 0.41
Mountain Province common shares, options or warrants, as the case may be, per
Camphor Ventures common share, option or warrant. The Offer is now open for acceptance until 4:30 p.m. (Vancouver time) on April 16, 2007. All other terms of the Offer remain unchanged. The holders of Camphor Ventures securities will receive a formal Notice of Extension from Pacific Corporate Trust Company, the depositary under the Offer, by mail.
    Mountain Province mailed the Offer, together with an accompanying take-over bid circular (the "Circular"), to shareholders of Camphor Ventures on or about February 23, 2007. The Offer and Circular are available on SEDAR.
The directors of Camphor Ventures unanimously recommended acceptance of the
Offer in a directors' circular filed on SEDAR and mailed to Camphor Ventures'
shareholders on or about February 23, 2007. Further details of the Offer and the support agreement entered into between Mountain Province and Camphor
Ventures were set forth in the news release issued by Mountain Province and
Camphor Ventures on February 7, 2007.
    Located in Canada's Northwest Territories, Gahcho Ku is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately
14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho
Ku is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Ku diamond mine is expected to produce approximately 3 million carats a year over 15 years.
    Mountain Province and Camphor Ventures are joint venture partners with De
Beers Canada Inc in the Gahcho Ku diamond project. Mountain Province has a
44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers
51 percent. Mountain Province had previously acquired 33.5 percent of Camphor
Ventures, increasing the Company's effective interest in the Joint Venture to approximately 46 percent. On February 23, 2007, the Company mailed documents relating to a Take-Over Bid for the balance of the outstanding shares, options and warrants to Camphor Ventures to Camphor's shareholders. De Beers is the operator of the project and solely responsible for funding the project through to commercial production. By funding and completing a definitive feasibility study De Beers can increase its interest to 55 percent. By arranging funding for and completing construction of mine, De Beers can increase its interest to
60 percent.

    Qualified Person
    This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

    Forward-Looking Statements
    This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding MPV's and CFV's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of MPV and CFV.

    The Toronto Stock Exchange and the TSX Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

    %SEDAR: 00005311E          %CIK: 0001004530

    /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 361-3562/
    (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 17:51e 30-MAR-07